UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 39)*

THE WENDY’S COMPANY

(Name of Issuer)

COMMON STOCK, PAR VALUE $.10 PER SHARE

(Title of Class of Securities)

95058W100

(CUSIP Number)

PETER W. MAY 280 PARK AVENUE NEW YORK, NEW YORK 10017 TEL. NO.: (212) 451-3000	BRIAN L. SCHORR, ESQ. CHIEF LEGAL OFFICER TRIAN FUND MANAGEMENT, L.P. 280 PARK AVENUE, 41st FLOOR NEW YORK, NEW YORK 10017 TEL. NO.:(212) 451-3000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 1, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Common Stock: CUSIP No. 95058W100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON NELSON PELTZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5)
	8	SHARED VOTING POWER (See Item 5) 101,268,819
	9	SOLE DISPOSITIVE POWER (See Item 5) 16,008,697
	10	SHARED DISPOSITIVE POWER (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 101,268,819
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.02%*
14	TYPE OF REPORTING PERSON IN

__________________
*	This percentage is calculated based upon 389,140,409 shares of Common Stock outstanding as of November 3, 2011, as reported in the Company’s Quarterly Report on Form 10-Q, filed on November 9, 2011.

Common Stock: CUSIP No. 95058W100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON PETER W. MAY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5)
	8	SHARED VOTING POWER (See Item 5) 101,162,004
	9	SOLE DISPOSITIVE POWER (See Item 5) 8,326,812
	10	SHARED DISPOSITIVE POWER (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 101,162,004
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.99%*
14	TYPE OF REPORTING PERSON IN

__________________
*	This percentage is calculated based upon 389,140,409 shares of Common Stock outstanding as of November 3, 2011, as reported in the Company’s Quarterly Report on Form 10-Q, filed on November 9, 2011.

Common Stock: CUSIP No. 95058W100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EDWARD P. GARDEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 302,274
	8	SHARED VOTING POWER (See Item 5) 76,623,145
	9	SOLE DISPOSITIVE POWER (See Item 5) 302,274
	10	SHARED DISPOSITIVE POWER (See Item 5) 76,623,145
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 76,925,419
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.77%*
14	TYPE OF REPORTING PERSON IN

__________________
*	This percentage is calculated based upon 389,140,409 shares of Common Stock outstanding as of November 3, 2011, as reported in the Company’s Quarterly Report on Form 10-Q, filed on November 9, 2011.

Common Stock: CUSIP No. 95058W100

1	NAME OF REPORTING PERSON Trian Fund Management, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454182
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 76,623,145
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 76,623,145
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 76,623,145
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.69%*
14	TYPE OF REPORTING PERSON PN

__________________
*	This percentage is calculated based upon 389,140,409 shares of Common Stock outstanding as of November 3, 2011, as reported in the Company’s Quarterly Report on Form 10-Q, filed on November 9, 2011.

Common Stock: CUSIP No. 95058W100

1	NAME OF REPORTING PERSON Trian Fund Management GP, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454087
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 76,623,145
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 76,623,145
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 76,623,145
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.69%*
14	TYPE OF REPORTING PERSON OO

__________________
*	This percentage is calculated based upon 389,140,409 shares of Common Stock outstanding as of November 3, 2011, as reported in the Company’s Quarterly Report on Form 10-Q, filed on November 9, 2011.

Common Stock: CUSIP No. 95058W100

1	NAME OF REPORTING PERSON Trian Partners GP, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453775
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 25,321
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 25,321
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 25,321
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%*
14	TYPE OF REPORTING PERSON PN

__________________
*	This percentage is calculated based upon 389,140,409 shares of Common Stock outstanding as of November 3, 2011, as reported in the Company’s Quarterly Report on Form 10-Q, filed on November 9, 2011.

Common Stock: CUSIP No. 95058W100

1	NAME OF REPORTING PERSON Trian Partners General Partner, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453595
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 25,321
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 25,321
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 25,321
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%*
14	TYPE OF REPORTING PERSON OO

__________________
*	This percentage is calculated based upon 389,140,409 shares of Common Stock outstanding as of November 3, 2011, as reported in the Company’s Quarterly Report on Form 10-Q, filed on November 9, 2011.

Common Stock: CUSIP No. 95058W100

1	NAME OF REPORTING PERSON Trian Partners, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453988
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 19,754,841
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 19,754,841
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 19,754,841
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.08%*
14	TYPE OF REPORTING PERSON PN

__________________
*	This percentage is calculated based upon 389,140,409 shares of Common Stock outstanding as of November 3, 2011, as reported in the Company’s Quarterly Report on Form 10-Q, filed on November 9, 2011.

Common Stock: CUSIP No. 95058W100

1	NAME OF REPORTING PERSON Trian Partners Master Fund, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0468601
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 54,923,668
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 54,923,668
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 54,923,668
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.11%*
14	TYPE OF REPORTING PERSON PN

__________________
*	This percentage is calculated based upon 389,140,409 shares of Common Stock outstanding as of November 3, 2011, as reported in the Company’s Quarterly Report on Form 10-Q, filed on November 9, 2011.

Common Stock: CUSIP No. 95058W100

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund I, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3694154
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 1,919,315
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 1,919,315
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 1,919,315
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.49%*
14	TYPE OF REPORTING PERSON PN

__________________
*	This percentage is calculated based upon 389,140,409 shares of Common Stock outstanding as of November 3, 2011, as reported in the Company’s Quarterly Report on Form 10-Q, filed on November 9, 2011.

AMENDMENT NO. 39 TO SCHEDULE 13D

This Amendment No. 39 amends and supplements the Schedule 13D dated October 13, 1992 (the “Original Statement”), as amended and restated by Amendment No. 6 dated May 3, 1993, as amended by Amendment No. 7 dated February 14, 1996, as amended by Amendment No. 8 dated October 13, 1998, as amended by Amendment No. 9 dated March 12, 1999, as amended by Amendment No. 10 dated May 4, 1999, as amended by Amendment No. 11 dated November 12, 2002, as amended by Amendment No. 12 dated April 25, 2003, as amended by Amendment No. 13 dated July 1, 2003, as amended by Amendment No. 14 dated September 24, 2003, as amended by Amendment No. 15 dated December 4, 2003, as amended by Amendment No. 16 dated January 15, 2004, as amended by Amendment No. 17 dated April 20, 2004, as amended by Amendment No. 18 dated June 29, 2004, as amended by Amendment No. 19 dated July 23, 2004, as amended by Amendment No. 20 dated May 23, 2005, as amended by Amendment No. 21 dated January 6, 2006, as amended by Amendment No. 22 dated February 23, 2006, as amended by Amendment No. 23 dated December 26, 2006, as amended by Amendment No. 24 dated April 23, 2008, as amended by Amendment No. 25 dated September 16, 2008, as amended by Amendment No. 26 dated September 23, 2008, as amended by Amendment No. 27 dated September 25, 2008, as amended by Amendment No. 28 dated October 1, 2008 (“Amendment 28”), as amended by Amendment No. 29 dated October 8, 2008, as amended by Amendment No. 30 dated November 6, 2008, as amended by Amendment No. 31 dated November 25, 2008, as amended by Amendment No. 32 dated December 5, 2008, as amended by Amendment No. 33 dated December 8, 2008, as amended by Amendment No. 34 dated December 11, 2008, as amended by Amendment 35 dated April 1, 2009, as amended by Amendment 36 dated March 9, 2010, as amended by Amendment 37 dated June 10, 2010, and as amended by Amendment 38 dated February 2, 2011 (“Amendment No. 38”) (the Original Statement, as so amended shall be known as the “Statement”), with respect to the (i) the Common Stock, par value $.10 per share (the “Common Stock”), of The Wendy’s Company (the “Company,” formerly known as Wendy’s/Arby’s Group, Inc. and, before that, Triarc Companies, Inc., a Delaware corporation (“Triarc”) and successor by merger to Triarc Companies, Inc., an Ohio corporation formerly named DWG Corporation) for periods commencing on or after May 28, 2009, (ii) the Common Stock, par value $.10 per share, of Triarc (through September 29, 2008, the date of the closing of the acquisition of Wendy’s described in Item 4) and of the Company for the period commencing on September 30, 2008 and ending on May 27, 2009 (the “Class A Common Stock”), and (iii) for periods prior to September 30, 2008, the Class B Common Stock, Series 1, par value $.10 per share, of Triarc (the “Class B Common Stock”). Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.

Except as set forth below, there are no changes to the information set forth in the Statement. As noted in Amendment Nos. 14 through 28, all references in the Statement to “Common Stock” shall, for periods prior to September 29, 2008, the date of the closing of the acquisition of Wendy’s (see Item 4), be deemed to refer to the Class A Common Stock of Triarc.

Common Stock: CUSIP No. 95058W100

Item 2. Identity and Background

Item 2 of the Statement is hereby amended and supplemented as follows:

As a result of amendments to certain agreements relating to Trian Onshore, Trian Offshore and Parallel Fund I, Trian GP and Trian GP LLC are no longer deemed to share voting power or dispositive power with regard to the shares of Common Stock that Trian Onshore and Trian Offshore directly and beneficially own and Parallel Fund I GP LLC is no longer deemed to share voting power or dispositive power with regard to the shares of Common Stock that Parallel Fund I directly and beneficially owns. As a result of such amendments, Parallel Fund I GP, LLC is no longer a reporting person on this Statement.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented by the following:

Since the filing of Amendment 38, each of Messrs. Peltz, May and Garden, in their capacities as directors of the Company, received 3,375 shares of Common Stock on April 4, 2011, 3,457 shares of Common Stock on July 4, 2011 and 3,443 shares of Common Stock on October 3, 2011, from the Company in lieu of Board of Directors retainer fees pursuant to the terms of the Company’s 2010 Omnibus Award Plan. In addition, on May 26, 2011, each of Messrs. Peltz, May and Garden received a restricted stock award of 15,249 shares of Common Stock from the Company upon their re-election to the Board of Directors of the Company pursuant to the terms of the Company’s 2010 Omnibus Award Plan.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by the following:

As described more fully in Item 6, on December 1, 2011, the Filing Persons and certain of their affiliates entered into the 2011 Agreement (as defined in Item 6) with the Company. Subject to the terms of the 2011 Agreement, the Filing Persons and certain of their Affiliates and Associates currently intend, subject to market conditions (including the price of the Common Stock) and applicable legal and regulatory constraints, to acquire beneficial ownership of additional shares of Common Stock which would increase their aggregate beneficial ownership of Common Stock up to a maximum of 32.5% of the outstanding Common Stock, through open market transactions, in private transactions or otherwise.

The Filing Persons also intend to review alternatives with respect to their investment in the Company on a continuing basis. Subject to the provisions of the 2011 Agreement (including the limitation on the number of shares of Common Stock that the Filing Persons and their Affiliates and Associates may beneficially own), depending on various factors, including, without limitation, the Company's financial position, results of operations and strategic direction, price levels of the Common Stock, conditions in the securities and credit markets, general economic and industry conditions, the Filing

Common Stock: CUSIP No. 95058W100

Persons’ overall investment strategies and other investment opportunities available to the Filing Persons and capital availability and applicable regulatory and legal constraints, the Filing Persons may, from time to time and at any time in the future, take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, communicating with the Company’s other stockholders, industry participants and other interested or relevant parties about the Company, purchasing additional securities of the Company, entering into financial instruments or other agreements which increase or decrease the Filing Persons’ economic exposure with respect to their investment in the Company and/or changing the form of ownership of securities of the Company by the Filing Persons, selling some or all of their holdings in the Company and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. The Filing Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(1) Part (a) through (c) of Item 5 of the Statement is amended by deleting (i) the eleventh through seventeenth paragraphs thereof and replacing them with the following:

Mr. Peltz directly owns and has the sole power to dispose of and the shared power to vote 16,008,697 shares of Common Stock. Included in such shares are 744,111 shares of Common Stock held by the NP 2009 GRAT, a trust of which Mr. Peltz is the sole trustee and 12,000 shares issuable with respect to stock options exercisable by Mr. Peltz within 60 days of the date of this Statement. Mr. May directly owns and has the sole power to dispose of and the shared power to vote 8,326,812 shares of Common Stock. Included in such shares are 12,000 shares issuable with respect to stock options exercisable by Mr. May within 60 days of the date of this Statement. Mr. Garden directly owns and has the sole power to dispose of and vote 302,274 shares of Common Stock. Included in such shares are 12,000 shares issuable with respect to stock options exercisable by Mr. Garden within 60 days of the date of this Statement.

The Peltz L.P. is the beneficial owner of 70,650 shares of Common Stock. The general partner of the Peltz L.P. is a limited liability company of which Claudia Peltz, Mr. Peltz's wife, is the sole member. In addition, Mr. Peltz's minor children are the beneficial owners of 600 shares of Common Stock. Mr. Peltz may be deemed to beneficially own the shares of Common Stock owned by the Peltz L.P. and his minor children. Mr. Peltz disclaims beneficial ownership of such shares.

The Peltz Family Foundation is the beneficial owner of 238,915 shares of Common Stock. Mr. and Mrs. Peltz, one of their adult children and an unrelated person serve as the trustees of the Peltz Family Foundation. Mr. Peltz disclaims beneficial ownership of such shares.

The May Family Foundation is the beneficial owner of 203,350 shares of Common Stock. Mr. and Mrs. May and their two adult children serve as the directors of the May Family Foundation. Mr. May may be deemed to beneficially own the shares of Common

Common Stock: CUSIP No. 95058W100

Stock owned by the May Family Foundation. Mr. May disclaims beneficial ownership of such shares.

Pursuant to the Voting Agreement, Mr. Peltz may also be deemed to share voting power (but has no dispositive power) with respect to 8,326,812 shares of the Common Stock beneficially owned by Mr. May (excluding shares beneficially owned by the May Family Foundation, but including shares issuable with respect to stock options exercisable by Mr. May within 60 days of the date of this Statement), and Mr. May may also be deemed to share voting power (but has no dispositive power) with respect to 16,008,697 shares of the Common Stock beneficially owned by Mr. Peltz (excluding shares beneficially owned by the Peltz L.P., Mr. Peltz's minor children and the Peltz Family Foundation, but including shares issuable with respect to stock options exercisable by Mr. Peltz within 60 days of the date of this Statement). Accordingly, Mr. Peltz may be deemed to beneficially own such shares of Common Stock beneficially owned by Mr. May, and Mr. May may be deemed to beneficially own such shares of Common Stock beneficially owned by Mr. Peltz.

Trian Onshore directly owns 19,754,841 shares of Common Stock, Trian Master Fund directly owns 54,923,668 shares of Common Stock, Parallel Fund I directly owns 1,919,315 shares of Common Stock, and Trian GP directly owns 25,321 shares of Common Stock. Mr. Peltz, Mr. May and Mr. Garden, by virtue of their relationships to Trian Onshore, Trian Master Fund, Parallel Fund I, Trian GP and Trian GP LLC (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own the shares of Common Stock owned by Trian Onshore, Trian Master Fund, Parallel Fund I and Trian GP. Mr. Peltz, Mr. May and Mr. Garden disclaim beneficial ownership of such shares.

As a result, Mr. Peltz may be deemed to beneficially own an aggregate of 101,268,819 shares of Common Stock (including shares of Common Stock beneficially owned by Mr. May, the Peltz L.P. Mr. Peltz's minor children, the Peltz Family Foundation, Trian Onshore, Trian Master Fund, Trian GP and Parallel Fund I, but excluding shares beneficially owned by the May Family Foundation), representing approximately 26.02% of the outstanding shares of Common Stock. In addition, Mr. May may be deemed to beneficially own an aggregate of 101,162,004 shares of Common Stock (including shares of Common Stock beneficially owned by the May Family Foundation, Mr. Peltz, Trian Onshore, Trian Master Fund, Trian GP, and Parallel Fund I, but excluding shares beneficially owned by the Peltz L.P., Mr. Peltz's minor children and the Peltz Family Foundation), representing approximately 25.99% of the outstanding shares of Common Stock. Mr. Garden may be deemed to beneficially own an aggregate of 76,925,419 shares of Common Stock (including shares of Common Stock beneficially owned by Trian Onshore, Trian Master Fund, Parallel Fund I and Trian GP), representing approximately 19.77% of the outstanding shares of Common Stock.

(2) Item 5 of the Statement is hereby amended and supplemented by deleting Part (a) and the first and second paragraphs of Part (b) of Item 5 of Amendment 38 and replacing them with the following:

Common Stock: CUSIP No. 95058W100

(a) As of 4:00 p.m., New York City time, on December 1, 2011, the Filing Persons beneficially owned, in the aggregate, 101,774,443 shares of Common Stock, representing approximately 26.15% of the outstanding Common Stock (based upon 389,140,409 shares of Common Stock outstanding as of November 3, 2011, as reported in the Company’s Quarterly Report on Form 10-Q, filed on November 9, 2011).

(b) Each of Trian Onshore, Trian Master Fund, Parallel Fund I and Trian GP beneficially and directly owns and has sole voting power and sole dispositive power with regard to 19,754,841, 54,923,668, 1,919,315 and 25,321 shares of Common Stock, respectively, in each case except to the extent that other Filing Persons as described in the Statement may be deemed to have shared voting power and shared dispositive power with regard to such shares.

Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian Onshore, Trian Master Fund and Parallel Fund I (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), all of the shares of Common Stock that Trian Onshore, Trian Master Fund and Parallel Fund I directly and beneficially own. Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such shares for all other purposes. Each of Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian GP (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), all of the shares of Common Stock that Trian GP directly and beneficially owns. Each of Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such shares for all other purposes. Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian GP LLC (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), all of the shares of Common Stock that Trian GP LLC directly and beneficially owns. Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such shares for all other purposes.

(3) Part (c) of Item 5 of the Statement is amended and supplemented by the following:

Each of Messrs. Peltz, May and Garden, in their capacities as directors of the Company, received 3,375 shares of Common Stock on April 4, 2011, 3,457 shares of Common Stock on July 4, 2011 and 3,443 shares of Common Stock on October 3, 2011, from the Company in lieu of Board of Directors retainer fees pursuant to the terms of the Company’s 2010 Omnibus Award Plan. In addition, on May 26, 2011, each of Messrs. Peltz, May and Garden received a restricted stock award of 15,249 shares of Common Stock from the Company upon their re-election to the Board of Directors of the Company pursuant to the terms of the Company’s 2010 Omnibus Award Plan.

Common Stock: CUSIP No. 95058W100

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of he Issuer

Item 6 of the Statement is hereby amended and supplemented by the following:

On December 1, 2011, certain of the Filing Persons and certain of their affiliates entered into the Agreement dated December 1, 2011 (the “2011 Agreement”) by and between the Company and Trian Onshore, Trian Offshore Parallel Fund I, Trian GP, Trian Partners Strategic Investment Fund, L.P., Trian Partners Strategic Investment Fund-A, L.P., Trian Fund Management, Nelson Peltz, Peter W. May and Edward P. Garden (collectively, the “Trian Parties”). Certain provisions of the agreement previously entered into among the Company and certain of the Trian Parties in November 2008, as amended, had expired. The following summary of the 2011 Agreement is qualified in its entirety by the 2011 Agreement, a copy of which is filed as Exhibit 39 to the Statement and is incorporated herein by reference.

Pursuant to the 2011 Agreement, the Company’s Board of Directors (including a majority of the Company’s independent directors) approved, for purposes of Section 203 of the Delaware General Corporation Law (the “DGCL”), the Filing Persons and certain of their Affiliates and Associates (each as defined in the 2011 Agreement) becoming the owners (as defined in Section 203(c)(9) of the DGCL) of or acquiring up to 32.5% of the Company’s outstanding voting securities such that no such persons would be subject to the restrictions set forth in Section 203 of the DGCL solely as a result of such ownership (such approval, the “203 Approval”). Notwithstanding anything to the contrary set forth in the 2011 Agreement, from and after such time as the Trian Parties and their Affiliates and Associates no longer are the owner(s) (as such term is defined under Section 203(c)(9) of the DGCL) of at least 15% of the Company’s outstanding voting securities, the 203 Approval will not be applicable to any subsequent acquisitions of the Company’s voting securities by the Trian Parties and their respective Affiliates and Associates that would result in such persons becoming the owner(s) of 15% or more of the Company’s voting securities.

Pursuant to the 2011 Agreement, the Trian Parties agreed that, so long as the Company has a class of equity securities that is listed for trading on the New York Stock Exchange or any other national securities exchange, (a) the Trian Parties and any Affiliate or Associate of the Trian Parties will not participate in any proxy solicitation or submit any proposal, if the result of such solicitation or proposal would be to cause the Company’s board to be comprised of less than a majority of independent directors and (b) the Trian Parties and any Affiliate or Associate of the Trian Parties will not engage in any related party transaction with the Company unless such transaction is approved by the Audit Committee of the Company’s Board of Directors or other committee that is comprised entirely of independent directors. The Trian Parties also agreed that they and their Affiliates and Associates would not acquire aggregate beneficial ownership of more than 32.5% of the Company’s outstanding voting securities (subject to certain exceptions set forth in Section 203 of the DGCL); provided that the Trian Parties and their Affiliates and Associates will not be obligated to dispose of any Company voting securities if they beneficially own more than 32.5% of the Company’s outstanding voting securities solely as a result of (i) the acquisition of Company voting securities by the Company or any of its subsidiaries or (ii) the acquisition by any Trian Party of Company voting securities

Common Stock: CUSIP No. 95058W100

directly from the Company provided that such acquisition is approved by a majority of the Company’s independent directors or pursuant to an equity participation plan currently in effect or approved by the Company’s Board of Directors, including a majority of the Company’s independent directors. The Trian Parties also agreed that at each meeting of the stockholders of the Company and in all other circumstances upon which a vote, consent or other approval (including, without limitation, by written consent) is sought by or from the stockholders of the Company, they would (i) appear at such meeting or otherwise cause all additional shares of Common Stock owned by them in excess of the 101,774,443 shares beneficially owned by them at the date of the Amended and Restated Agreement (the “Additional Shares”), and all other shares of Common Stock owned by them as of such date (other than 23,406,123 pledged shares), to be counted as present for the purposes of establishing a quorum and (ii) at their sole option, vote or cause to be voted all Additional Shares on all matters proposed (x) as recommended by the Company’s Board of Directors or (y) in the same proportion as the shares of Common Stock held by unaffiliated third parties are actually voted.

The 2011 Agreement (other than the provisions relating to the 203 Approval and certain miscellaneous provisions that survive the termination of the Agreement) will terminate upon the earliest to occur of (i) the Trian Parties ceasing to own in the aggregate 25% of the outstanding voting power of the Company, (ii) December 1, 2014, (iii) such time as the Common Stock is no longer listed on a national securities exchange, and (iv) such time as any person other than the Trian Parties or any Affiliate, Associate of, or member of a Schedule 13D group with, the Trian Parties, (a) makes an offer to purchase (x) an amount of shares that when added to the number of shares already beneficially owned by such person and its Affiliates and Associates equals or exceeds 50% of the outstanding voting power of the Company or (y) all or substantially all of the assets of the Company, or (b) commences or announces an intention to commence a solicitation of proxies, becomes a “participant” in a “solicitation” or assists any “participant” in, a “solicitation” as such terms are defined in Rule 14a-1 of Regulation 14A under the Securities Exchange Act of 1934, as amended), or submits any proposal for the vote of stockholders of the Company, or recommends or requests or induces or attempts to induce any other person to take any such actions, or to seek to advise, encourage or influence any other person with respect to the voting of Company voting securities, in each case, if the result of any such proposal or solicitation would be to change a majority of the persons serving as directors on the Board of Directors of the Company.

Item 7. Material to be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented by the following:

39. Agreement dated December 1, 2011 by and between The Wendy’s Company and Trian Partners, L.P., Trian Partners Master Fund, L.P., Trian Partners Parallel Fund I, L.P., Trian Partners GP, L.P., Trian Partners Strategic Investment Fund, L.P., Trian Partners Strategic Investment Fund-A, L.P., Trian Fund Management, L.P., Nelson Peltz, Peter W. May and Edward P. Garden.

Common Stock: CUSIP No. 95058W100

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2011

TRIAN PARTNERS GP, L.P.

By: /s/PETER W. MAY

Name: Peter W. May

Title:   Member

TRIAN PARTNERS GENERAL PARTNER, LLC

By: /s/PETER W. MAY

Name: Peter W. May

Title:   Member

TRIAN PARTNERS, L.P.

By: Trian Partners GP, L.P., its general partner

By: Trian Partners General Partner, LLC, its general partner

By: /s/PETER W. MAY

Name: Peter W. May

Title:   Member

Common Stock: CUSIP No. 95058W100

TRIAN PARTNERS MASTER FUND, L.P.

By: Trian Partners GP, L.P., its general partner

By: Trian Partners General Partner, LLC, its general partner

By: /s/PETER W. MAY

Name: Peter W. May

Title:   Member

TRIAN PARTNERS PARALLEL FUND I, L.P.

By: Trian Partners Parallel Fund I General Partner LLC, its general partner

By: /s/PETER W. MAY

Name: Peter W. May

Title:   Member

TRIAN FUND MANAGEMENT, L.P.

By: Trian Fund Management GP, LLC, its general partner

By: /s/PETER W. MAY

Name: Peter W. May

Title:   Member

TRIAN FUND MANAGEMENT GP, LLC

By: /s/PETER W. MAY

Name: Peter W. May

Title:   Member

Common Stock: CUSIP No. 95058W100

/s/NELSON PELTZ
Nelson Peltz

/s/PETER W. MAY
Peter W. May

/s/EDWARD P. GARDEN
Edward P. Garden

Common Stock: CUSIP No. 95058W100

EXHIBIT INDEX

EXHIBIT	DESCRIPTION	PAGE NO.
1	Stock Purchase Agreement dated as of October 1, 1992 by and between the Purchaser, Posner, Posner Trust and Security Management.	Filed with Original Statement
2	Exchange Agreement dated as of October 12, 1992 between the Company and Security Management.	Filed with Original Statement
3	Agreement dated as of October 1, 1992 between the Company and the Purchaser.	Filed with Original Statement
4	Agreement of Limited Partnership of the Purchaser dated as of September 25, 1992.	Filed with Original Statement
5	Joint Filing Agreement of the Purchaser, Peltz and May.	Filed with Amendment No. 14
6	Memorandum of Understanding, dated January 21, 1993, by and between the Purchaser and William A. Ehrman, individually and derivatively on behalf of SEPSCO.	Filed with Amendment No. 2
7	Letter dated January 25, 1993 from Steven Posner to the Purchaser Filed with Amendment (including proposed terms and conditions of Consulting Agreement to be No. 2 entered into between the Company and Steven Posner).	Filed with Amendment No. 2
8	Undertaking and Agreement, dated February 9, 1993, executed by the Purchaser.	Filed with Amendment No. 3
9	Amendment No. 3 dated as of April 14, 1993 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 4
10	Citibank Loan Documents (Exhibits and Schedule omitted).	Filed with Amendment No. 4
11	Republic Loan Documents (Exhibits and Schedules omitted).	Filed with Amendment No. 4
12	Pledge and Security Agreement, dated as of April 5, 1993, between the Purchaser and Citibank.	Filed with Amendment No. 5
13	Custodial Loan Documents.	Filed with Amendment No. 5
14	Agreement, dated May 2, 1994 among Nelson Peltz, Peter W. May and Leon Kalvaria.	Filed with Amendment No. 6
15	Amended and Restated Pledge and Security Agreement, dated as of July 25, 1994 between the Purchaser and Citibank.	Filed with Amendment No. 6

Common Stock: CUSIP No. 95058W100

EXHIBIT	DESCRIPTION	PAGE NO.
16	Amendment No. 1 dated as of November 15, 1992 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 7
17	Amendment No. 2 dated as of March 1, 1993 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 7
18	Amendment No. 4 dated a January 1, 1995 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 7
19	Amendment No. 5 dated as of January 1, 1996 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 7
20	BOA Loan documents, as amended (Exhibits and Schedules omitted).	Filed with Amendment No. 22
21	Letter, dated October 12, 1998, from Messrs. Nelson Peltz and Peter W. May to the Company.	Filed with Amendment No. 8
22	Press release, issued by the Company, dated October 12, 1998.	Filed with Amendment No. 8
23	Letter, dated October 12, 1998, from the Company to Messrs. Nelson Peltz and Peter W. May.	Filed with Amendment No. 8
24	Press release issued by the Company, dated March 10, 1999.	Filed with Amendment No. 9
25	Amended and Restated Agreement of Limited Partnership of the Purchaser, amended and restated as of November 11, 2002.	Filed with Amendment No. 11
26	Pledge Agreement dated April 2, 2001, made by Peltz Family Limited Partnership, in favor of Bank of America, N.A.	Filed with Amendment No. 13
27	Pledge and Security Agreement dated April 2, 2003, made by Peter W. May, in favor of Bank of America, N.A. (Schedule II omitted).	Filed with Amendment No. 13
28	Voting Agreement, dated June 26, 2004, by and among Messrs. Nelson Peltz, Peter W. May and Gregory H. Sachs.	Filed with Amendment No. 18
29	Voting Agreement dated July 23, 2004, between Messrs. Nelson Peltz and Peter W. May.	Filed with Amendment No. 19
30	Pledge and Security Agreement dated July 23, 2004, made by Nelson Peltz, in favor of Bank of America, N.A., as amended (Schedule I omitted).	Filed with Amendment No. 22
31	Amendment No. 1 to Pledge and Security Agreement dated July 23, 2004, made by Peter W. May, in favor of Bank of America, N.A.	Filed with Amendment No. 19

Common Stock: CUSIP No. 95058W100

EXHIBIT	DESCRIPTION	PAGE NO.
32	Agreement and Plan of Merger, dated April 23, 2008, by and among Triarc, Wendy’s and Green Merger Sub.	Incorporated by reference to Exhibit 2.1 to the Company’s current report on Form 8-K filed with the Securities and Exchange Commission on April 29, 2008.
33	Voting Agreement, dated as of April 23, 2008, by and among the Company, Nelson Peltz and Peter W. May.	Incorporated by reference to Exhibit 99.1 to the Company’s current report on Form 8-K filed with the Securities and Exchange Commission on April 29, 2008.
34	Joint Filing Agreement of the Filing Persons.	Filed with Amendment No. 25.
35	Amended and Restated Voting Agreement, dated as of August 14, 2008, by and among the Company, Nelson Peltz and Peter W. May.	Incorporated by reference to Annex J to the Company's Prospectus filed pursuant to Rule 424(b)(3) with the Securities and Exchange Commission on August 20, 2008.
36	Joint Filing Agreement of the Filing Persons.	Filed with Amendment 28.
37	Amendment No. 1 to Agreement, dated as of April 1, 2009, by and among the Company, Trian Onshore, Trian Master Fund, Parallel Fund I, Parallel Fund II, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden.	Filed with Amendment 35.
38	Agreement dated November 5, 2008 by and between Wendy’s/Arby’s Group, Inc. and Trian Partners, L.P., Trian Partners Master Fund, L.P., Trian Partners Parallel Fund I, L.P., Trian Partners Parallel Fund II, L.P., Trian Fund Management, L.P., Nelson Peltz, Peter W. May and Edward P. Garden.	Filed as Exhibit (d)(6) to the Combined Schedule TO and Amendment 30 to Schedule 13D.
39	Agreement dated December 1, 2011 by and between The Wendy’s Company and Trian Partners, L.P., Trian Partners Master Fund, L.P., Trian Partners Parallel Fund I, L.P., Trian Partners GP, L.P., Trian Partners Strategic Investment Fund, L.P., Trian Partners Strategic Investment Fund-A, L.P., Trian Fund Management, L.P., Nelson Peltz, Peter W. May and Edward P. Garden.	Filed herewith.